July 11, 2006

Via facsimile to ((413) 568-7428) and U.S. Mail

J. Nicholas Filler, Esq.
Senior Vice President - Corporate and Legal Affairs
Mestek, Inc.
260 North Elm Street
Westfield, MA  01085

Re:	Mestek, Inc.
      Revised Preliminary Schedule 14A
      Filed July 3, 2006
      File No. 001-00448

      Amended Schedule 13E-3
      Filed July 3, 2006
      File No. 005-20200

Dear Mr. Filler:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
Amended Schedule 13E-3

Item 16.  Material to be Filed as Exhibits
1. Refer to your response to comments 4 and 7.  We believe the press
release filed under cover of a Current Report on Form 8-K on April
14
relates to the proxy solicitation you intend to conduct in connection with the going private transaction and as such constituted soliciting materials subject to the filing requirements of Rule 14a-12. Please include it as an exhibit to your Schedule 13E-3.
2. We note that you intend to file some exhibits by amendment. Please file these exhibits with your next amendment.

Revised Preliminary Schedule 14A

Cover Page
3. We reissue comment 9 with respect to the cover page of your proxy statement.

Questions and Answers
4. Refer to prior comment 13. There appears to be a discrepancy between your response and the related disclosure. Your disclosure states that the approval of the proposal requires the affirmative vote of all shareholders entitled to vote thereon while your response indicates the vote required is a majority of votes cast. Please clarify the meaning of "shareholders entitled to vote thereon." Does this phrase refer to all persons who held shares on the record date?
Also, clarify whether abstentions and broker non-votes will be counted towards a quorum or not.

Special Factors

Overview of the Company and the Transaction - Shareholder
Protections
5. Refer to prior comment 15. Clarify whether the "other information" is required by Rule 15c2-11 and by NASD Form 211. If so, describe in more detail what information you will disclose with respect to your securities, business, products, facilities and management.

Background of the Transaction
6. We reissue comment 23. Your revised disclosure does not clarify who first proposed the price per share to be paid for the shares held by your unaffiliated security holders as a result of the going private transaction or how you arrived at that price. For example, was it based on the market price at the time plus a specific premium?

Fairness of the Transaction
7. We reissue comment 24. Please revise your disclosure to address the procedural and substantive fairness of the transaction to unaffiliated security holders. Ensure that the disclosure addresses both unaffiliates security holders who will be cashed out and those who will continue holding your securities. Please revise your document as necessary to present consistent disclosure.
8. We reissue the last paragraph of comment 25. It is not sufficient to meet the fairness determination disclosure requirements to merely make reference to Houlihan Lokey`s opinion. If any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.
9. We reissue comment 26. While the financial advisor may address a group of security holders other than unaffiliated security holders, the filing persons must make a specific fairness determination as to unaffiliated security holders. If the filing persons based their fairness determination on Houlihan Lokey`s opinion as to the fairness to security holders other than the Reeds and their affiliates, the filing persons must address how reliance placed on that opinion affects the filing persons` determination.

Opinion of Houlihan Lokey
10. We reissue comment 29. Please disclose the financial projections provided to Houlihan Lokey for fiscal years 2006-2009.
11. We note the revisions made in response to comment 30. Please reorganize the disclosure to avoid having the newly described analysis appear in the middle of what appears to be a summary of Houlihan Lokey`s analyses. Also, tell us whether you considered adding a caption after the last analysis described to indicate that the text following it is a summary.
12. We reissue comment 32 as we are unable to find revised disclosure responsive to our comment. Revise your disclosure to include the underlying data for each analysis (including the new analysis of recent going private transactions and, given your response to comment
36, the discounted cash flows analysis), and a description of how each analysis` results (i) compare with the per share consideration offered to cashed-out security holders, and (ii) support the ultimate fairness opinion rendered by Houlihan Lokey.
13. We reissue comment 33. It continues to be unclear how the enterprise value/EBITDA ranges in the first table on page 52 derived into the ranges low-high multiple ranges used in each of the two succeeding tables. For example, the low and high multiples for selected HVAC companies for the last 12 months in the first table are
7.4x and 11.5x, but in the following table, these multiples are 7.0x and 7.5x. Please explain in your disclosure. Note that our page references are to page numbers in the courtesy blackline document you provided us.
14. We note the revisions made in response to comment 35. Given that the WACC for comparable companies ranged from 9% to 13.4%, please revise your disclosure to explain why Houlihan Lokey used a range of
12%-14% for the Formtek segment. Also, clarify the basis for Houlihan Lokey`s belief upon which it based the EBITDA multiple ranges used in the discounted cash flow analysis. Finally, explain why Houlihan Lokey narrowed the ranges obtained in this analysis to values in the middle of the ranges.

Market for Common Stock and Related Shareholder Matters
15. Please revise the last paragraph of this section to clarify the reference to the cashless exercise of options to acquire 52,978 shares of your common stock. Who exercised the options? Did the company purchase the shares back from the executive officers? Refer
Item 1002(f) of Regulation M-A that requires disclosure of purchases by any filing person.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:
* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Special Counsel
					Office of Mergers & Acquisitions
J. Nicholas Filler, Esq.
Mestek, Inc.
July 11, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE